EXHIBIT 35

                                  PURCHASE PLAN
                                  -------------


    Purchase Plan, dated July 30, 2003 (this "Purchase Plan"), between Pinault-Printemps-Redoute, a company organized under French law as a societe anonyme a conseil de surveillance et directoire, having its registered office 18, place Henri Bergson, 75008 Paris (France), registered at the Commercial Registry of Paris under number 552 075 020 ("PPR") and Credit Agricole Indosuez Cheuvreux, a company organized under French law as a societe anonyme, having its registered office 9 quai du President Paul Doumer, 92400 Courbevoie (France), registered at the Commercial Registry of Nanterre under number 788 108 223 ("CAIC").

    WHEREAS, PPR, on behalf of its wholly owned subsidiary Scholefield Goodman BV ("SG"), desires to purchase up to FOUR MILLION (4,000,000) common shares of Gucci Group N.V. (the "Issuer"), nominal value NLG 1.02 per share (the "Stock"), between August 1, 2003 and October 19, 2003, subject to the provisions of this Purchase Plan, when PPR would otherwise be unable to purchase the Stock as a result of the Issuer's Insider Trading Policies; and

    WHEREAS, PPR desires to appoint CAIC to purchase shares of Stock in accordance with this Purchase Plan;

    NOW, THEREFORE, PPR and CAIC hereby agree as follows:

    1. PPR hereby gives to CAIC an irrevocable mandate, subject to Section 2(iv) below, to purchase up to an aggregate of FOUR MILLION (4,000,000) shares of Stock (or, if CAIC receives written notice from PPR that such number would result in PPR holding more than 70% of the outstanding Stock or more than SEVENTY MILLION (70,000,000) shares of Stock, in either case such aggregate lesser number of shares of Stock which would not cause such result; provided that CAIC shall have no liability for exceeding such thresholds with respect to purchases made before any such notice was received) by market purchases within the applicable volume limitations set out in section b-4 of Rule 10b-18 under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"). No purchase shall be made by CAIC under this plan prior to August 1, 2003. CAIC shall purchase shares of Stock on each day on which The New York Stock Exchange (the "NYSE") is open for trading and the Stock trades regular way on the NYSE, at the then prevailing market (bid) price provided that:

(a) such price does not exceed a maximum price (the "NYSE Maximum Purchase Price") being defined as $99.00 per share (excluding any commission, commission equivalent, mark-up or differential and other expenses of purchase) and provided also that the USD/EUR exchange rate at the time of the relevant purchase (as reported on Reuters page EUR =) is above 1.07, and

(b) the total number of shares to be purchased on any day shall not exceed the then applicable volume limitation of Rule 10b-18 under the Exchange Act (the "Daily Volume Limitation"), and

(c) all such purchases are otherwise in compliance with Rule 10b-18 under the Exchange Act.

To the extent that CAIC determines in its sole discretion that market circumstances will permit, CAIC may purchase shares of Stock on the Amsterdam Euronext Stock Exchange (the "ASX") on days when the ASX is open for trading provided that (i) such price does not exceed a maximum price (the "ASX Maximum Purchase Price") being defined as EUR 92.52 per share (excluding any commission, commission equivalent, mark-up or differential and other expenses of purchase),
(ii) all such purchases shall be included into the calculation of the Daily Volume Limitation and (iii) all such purchases shall otherwise be in full compliance with all of the requirements of the ASX and Rule 10b-18 under the Exchange Act.

The NYSE Maximum Purchase Price, the ASX Maximum Purchase Price and the global amount of shares to be purchased shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock, including the announced dividend of EUR 13.50 per share of Stock, or any change in capitalization with respect to the Issuer that occurs during the Plan Period (as defined below). No purchases of shares of Stock will be made on the NYSE prior to the close of trading on the ASX. All such purchases by CAIC on the NYSE or the ASX shall be on a basis consistent with ordinary courses of execution.

CAIC shall deliver on each trading day a written report regarding the prior day's purchases hereunder to PPR by sending a fax to the following persons:
Gilles Linard of PPR at 01.44.90.62.16 and Valerie Buard at 01.44.90.62.12, and David A. Katz, counsel to PPR, at 001 212-403-2309 and Joshua R. Cammaker, counsel to PPR, at 001 212-403-2331.

   2. This Purchase Plan shall become effective on August 1, 2003 and shall terminate on the earliest to occur of (i) October 19, 2003 at the closing time of the NYSE (or, if the publication of the Issuer's first half results is postponed, 5 trading days after the date on which such results are published),
(ii) the date on which CAIC receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by the Issuer's bankruptcy or insolvency (the "Plan Period"), (iii) FOUR MILLION (4,000,000) shares of Stock (or, if CAIC receives written notice from PPR that such number would result in PPR holding more than 70% of the outstanding Stock or more than SEVENTY MILLION (70,000,000) shares of Stock, in either case such aggregate lesser number of shares of Stock which would not cause such result; provided that CAIC shall have no liability for exceeding such thresholds with respect to purchases made before any such notice was received) are purchased pursuant to this Purchase Plan, or (iv) subject to its allowability under applicable law, upon five trading days prior written notice to CAIC from PPR. For the avoidance of doubt, it is specified that, except as provided in Section 2(iv) above, this Purchase Plan is irrevocable and cannot be terminated or modified by PPR prior to October 19, 2003.

   3. CAIC agrees to comply with Rule 10b-18 under the Exchange Act and the rules of the ASX in effecting any purchase of Stock pursuant to this Purchase Plan. CAIC represents that it has the corporate authority to act pursuant to the terms of this Purchase Plan and that CAIC has all necessary regulatory and other approvals to fulfill its obligations under this Purchase Plan.

   4. PPR represents and warrants that the purchase of Stock pursuant to this Purchase Plan has been duly authorized by PPR, is not prohibited by any legal or regulatory restriction or undertaking binding on PPR or SG and does not breach any provisions of (i) the Issuer's insider trading regulations, or (ii) PPR's or SG's organizational documents. PPR shall immediately notify CAIC if it becomes subject to a legal or regulatory restriction or undertaking, or any provision of any material contract, that would prevent CAIC from making purchases pursuant to this Purchase Plan, and, in such a case, PPR and CAIC shall cooperate to amend or otherwise revise this Purchase Plan solely to take account of such legal or regulatory restriction or such undertaking (provided that neither party shall be required to revise this Purchase Plan to take account of any such contractual provision or to take any action that would be inconsistent with the requirements of Rule 10b5-1(c), the ASX and/or the Dutch securities law). In the event that PPR and CAIC shall not be able to amend this Purchase Plan consistent with the provisions of the preceding sentence, this Purchase Plan shall immediately terminate and no further purchases of shares of Stock shall be made under the terms of this Purchase Plan.

   5. PPR agrees that PPR shall not, directly or indirectly, communicate any non public information relating to the Stock or the Issuer to any salesperson, sales trader, compliance officer or other employee of CAIC or any of its affiliates or subsidiaries who is involved, directly or indirectly, in the implementation of this Purchase Plan at any time while this Purchase Plan is in effect.

   6. PPR has consulted with PPR's own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon CAIC or any person affiliated with CAIC in connection with PPR's adoption and implementation of this Purchase Plan. PPR acknowledges that CAIC is not acting as a fiduciary or an advisor for PPR. CAIC, in agreeing to act as an independent agent and to enter into this Purchase Plan has consulted with its own advisors and has not relied upon PPR or any person affiliated with PPR in so proceeding, other than to the extent provided in this Purchase Plan.

   7. PPR agrees that until this Purchase Plan has been terminated PPR shall not, directly or indirectly, (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a "Financial Institution"), (ii) instruct another Financial Institution to purchase or sell Stock, (iii) adopt a plan for trading with respect to Stock other than this Purchase Plan or (iv) take any other action that would permit, or omit to take any action that would prevent, the implementation of this Purchase Plan (including, without limitation, purchases of the maximum Daily Volume Limitation of shares of Stock pursuant hereto) to violate or not comply with Rule 10b-18 or Rule 10b-5-1 under the Exchange Act or the rules of the ASX or the NYSE.

   8. PPR agrees to make all filings, if any, required under Section 13(d) of the Exchange Act or otherwise required by US federal securities laws or any other filings and notifications required under Dutch law, in a timely manner, to the extent any such filings are applicable to PPR or SG. CAIC acknowledges that PPR will file this agreement as an exhibit to its Schedule 13D by filing an Amendment to the Schedule 13D currently on file with respect to the Issuer.

   9. PPR understands that CAIC may not be able to effect a purchase due to a market disruption, a change in legal or regulatory situation applicable to CAIC occurring after the date of execution of this Purchase Plan (other than any such change arising primarily from CAIC's failure to comply with applicable laws or regulations), or due to any failure of PPR to comply with applicable laws or regulations.

   10. At the time of the execution of this Purchase Plan by PPR, PPR represents and warrants that neither it nor SG is aware of material, nonpublic information concerning the Issuer or its securities and that PPR is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade compliance with the U.S. federal securities laws, including the prohibitions of Rule 10b5-1 under the Exchange Act and/or with Dutch securities laws.

   11. It is the intent of the parties that this Purchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Purchase Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c) under the Exchange Act.

   12. PPR agrees to indemnify and hold harmless CAIC and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any reasonable legal or other expenses incurred in connection with defending or investigating any such action or claim) arising out of or attributable to CAIC's actions taken or not taken in compliance with this Purchase Plan or arising out of or attributable to any breach by PPR of this Purchase Plan (including PPR's representations and warranties hereunder) or any violation by PPR of applicable laws or regulations, except to the extent such claim, loss, damage, liability or expense is finally determined pursuant to the arbitration procedure referred to below, or, if applicable, by a court of competent jurisdiction, to have arisen from the gross negligence, bad faith or willful misconduct of CAIC or any of its employees or representatives. In each case, PPR and its counsel shall be notified by CAIC, by letter or facsimile transmission, of the written assertion of a claim against CAIC or of any other action commenced against CAIC in respect of which indemnity may be sought hereunder, promptly after CAIC shall have received any such written assertion or shall have been served with a summons in connection therewith, provided that failure to provide such notice shall not relieve PPR from any liability that it may otherwise have on account of this indemnity, unless (and only to the extent that) PPR did not otherwise learn of such claim or other action and such failure results in PPR being materially prejudiced thereby. PPR shall be entitled to participate at its own expense in the defense of any such claim or other action and, if PPR so elects in writing, PPR shall assume the defense of any suit brought to enforce any such claim. In the event that PPR shall assume the defense of any such suit and so notifies CAIC in writing, PPR shall not be liable for the fees and expenses of any additional counsel thereafter retained by CAIC, so long as PPR shall retain counsel reasonably satisfactory to CAIC to defend such suit, and so long as CAIC has not determined, in CAIC's reasonable judgment, that an actual or potential conflict of interest exists between CAIC and PPR. PPR shall be liable for any settlement of any claim effected with PPR's prior consent, which consent shall not be unreasonably withheld. PPR shall not be liable for any settlement of any claim effected without PPR's prior consent which has not been unreasonably withheld. PPR shall not, without the prior written consent of CAIC (which consent shall not be unreasonably withheld), settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless the settlement, compromise or consent includes, as an unconditional term, the giving by the claimant to CAIC of an unconditional and irrevocable release from all liability in respect of such claim. The provisions of this section shall survive termination of this Purchase Plan.

It is agreed that for the purchase of the Stock as described hereabove, CAIC shall be acting as independent agent for PPR; delivery of the Stock for each transaction will be made by CAIC to PPR's custody bank on a normal three-day settlement basis against payment by PPR of the total purchase price for all shares of the Stock purchased for such transaction and against payment of any commission, commission equivalent, mark-up or differential and other expenses of purchase to be paid to CAIC by PPR consistent with the terms of the following sentence.

   13. It is agreed that PPR shall pay or, if applicable, repay to CAIC, any ordinary course brokerage fees, and ordinary course commissions, as well as any taxes and stamp duties to be incurred in connection with the implementation of this Purchase Plan. Brokerage fees and commissions shall not exceed 0.20 percent gross per share of Stock purchased.

   14. All reasonable out-of-pocket costs, charges and expenses to be incurred by CAIC in connection with the negotiation or preparation of this Purchase Plan shall be paid by PPR on first demand of CAIC.

   15. Except as otherwise specified in this Purchase Plan, all notices to CAIC under this Purchase Plan shall be given to Dorothee Roetynck, CAIC's compliance office, in the manner specified by this Purchase Plan by telephone at 33.1.41.89.70.03, by facsimile at 33.1.41.89.71.28 or by certified mail to the address below:

                  Mrs Dorothee Roetynck
                  Compliance Officer
                  Credit Agricole Indosuez Cheuvreux
                  9, quai du President Paul Doumer
                  92920 Paris-la-Defense Cedex, France

                  with a copy to:

                  Cyril Gerard
                  Credit Agricole Indosuez Cheuvreux
                  9 quai du President Paul Doumer
                  92920 Paris-La-Defense Cedex, France
                  Tel.: 33.1.41.89.70.52
                  Fax:  33.1.41.89.70.60

                  All notices to PPR under this Purchase Plan shall be given to PPR for the attention of Gilles Linard in the manner specified by this Purchase Plan by telephone at 00 33 1 44 90 63 16, by facsimile at 00 33 1 44 90 62 16 or by certified mail to the address below:

                  Pinault Printemps Redoute
                  18, place Henri Bergson
                  75008 Paris
                  France

                  with a copy to:

                  David A. Katz
                  Wachtell, Lipton, Rosen & Katz
                  51 West 52nd Street
                  New York, New York 10019
                  Tel: 001-212-403-1309
                  Facsimile: 001-212-403-2309

This Purchase Plan shall be governed by and construed in accordance with the laws of the State of New York.

Any dispute which may arise regarding the validity, interpretation or performance of the Purchase Plan, shall be finally settled according to the Rules of Arbitration of the International Chamber of Commerce by 3 arbitrators appointed pursuant to these Rules. The arbitration shall take place in Paris and be conducted in English language.

 16. This Purchase Plan may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.



IN WITNESS WHEREOF, the undersigned have signed this Purchase Plan as of the date first written above.



                                 PINAULT-PRINTEMPS-REDOUTE



                                 By: /s/ Patrice Marteau
                                    ---------------------------------
                                 Name:  Patrice Marteau
                                 Title: Chief Financial Officer



                                 CREDIT AGRICOLE INDOSUEZ CHEUVREUX



                                 By: /s/ Jean-Claude Bassien
                                    ---------------------------------
                                 Name:  Jean-Claude Bassien
                                 Title: Directeur General Adjoint










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